Exhibit 3.1

Certificate of Amendment

TO the

SECOND AMENDED AND RESTATED Certificate of Incorporation

of

NUO THERAPEUTICS, INC.

Nuo Therapeutics, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

FIRST:          The Second Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”) was filed with the Secretary of State of the State of Delaware on May 5, 2016.

SECOND:     That the Board of Directors of the Corporation, by unanimous resolution adopted at a meeting, adopted the following amendment to the Certificate of Incorporation:

Section 4.1 of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

Section 4.1     Authorized Capital Stock.

The total number of shares of all classes of capital stock that the Corporation is authorized to issue is 101,000,000 shares, consisting of 100,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”), and 1,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”).

THIRD:     That said amendment has been consented to and authorized by the Board of Directors of the Corporation and the holders of the necessary number of shares of the issued and outstanding stock of the corporation entitled to vote by written consent given in accordance with the provisions of Section 228 and 242 of the General Corporation Law of the State of Delaware.

FOURTH:     This Certificate of Amendment shall become effective as of September 5, 2018 at 4:00 p.m. Eastern Time.

IN WITNESS WHEREOF, Nuo Therapeutics, Inc. has caused this Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation to be duly executed in its name and on its behalf by its Chief Executive Officer this 5th day of September, 2018.

Nuo Therapeutics, Inc.

By:	/s/ David Jorden
Name: David Jorden
Title: Chief Executive Officer